
02005966

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 45482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santa Fe Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Stevens Avenue, Suite 206
(No. and Street)

Solana Beach, CA 92075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Neil (858) 350-5050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster, Certified Public Accountants, A Professional Corporatic
(Name — *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Zures, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santa Fe Securities Corp., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



PATRICIA A. CARTWRIGHT
Comm. # 1230015
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Aug. 10, 2003

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTA FE SECURITIES CORP.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PANNELL
KERR
FORSTER

SANTA FE SECURITIES CORP.
Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS



PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Santa Fe Securities Corp.
Solana Beach, CA

We have audited the accompanying statements of financial condition of Santa Fe Securities Corp. (a California corporation) as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Fe Securities Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation

San Diego, California
February 14, 2002

SANTA FE SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 14,973	$ 16,213
Commissions receivable	15,543	28,017
Total current assets	30,516	44,230
Subscription warrant	3,300	3,300
Other assets (Note 3)	12,745	7,580
Total assets	$ 46,561	$ 55,110

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Sales commissions payable	$ 21,772	$ 28,789
Other liabilities	15	2,061
Total current liabilities	21,787	30,850
SHAREHOLDERS' EQUITY		
Common shares, no par value:		
Authorized -1,000,000 shares		
Issued and outstanding - 15,621 shares	31,242	31,242
Additional paid-in capital	10,000	10,000
Accumulated deficit	(16,468)	(16,982)
Total shareholders' equity	24,774	24,260
Total liabilities and shareholders' equity	$ 46,561	$ 55,110

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions	$ 677,038	$ 450,996
Other income	982	5,326
Total revenue	678,020	456,322
Costs and expenses:		
Sales commissions	635,536	425,036
Clearance and execution fees	1,819	4,710
Other operating expenses	39,351	34,069
Total costs and expenses	676,706	463,815
Income (loss) before provision for income taxes	1,314	(7,493)
Provision for income taxes	(800)	(800)
Net income (loss)	$ 514	$ (8,293)

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common shares	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 1999	31,242	$ –	$ (8,689)	$ 22,553
Contributions	–	10,000	–	10,000
Net loss	–	–	(8,293)	(8,293)
Balance at December 31, 2000	31,242	10,000	(16,982)	24,260
Net income	–	–	514	514
Balance at December 31, 2001	31,242	$ 10,000	$ (16,468)	$ 24,774

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 514	$ (8,293)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in certain assets and liabilities:		
Commissions receivable	12,474	(1,857)
Subscription warrant	–	(3,300)
Other assets	(5,165)	(297)
Sales commissions payable	(7,017)	7,659
Other liabilities	(2,046)	(13)
Net cash used in operating activities	(1,240)	(6,101)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	–	10,000
Net cash provided by financing activities	–	10,000
Net (decrease) increase in cash	(1,240)	3,899
Cash at the beginning of the year	16,213	12,314
Cash at the end of the year	$ 14,973	$ 16,213
Cash paid during the year for:		
Taxes	$ 800	$ 800
Interest	$ –	$ –

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Santa Fe Securities Corp. (the "Company") was incorporated in California on January 7, 1993. The Company began doing business in May 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company uses Dain Correspondent (formerly RPR Clearing Services) as its clearing firm. The shareholders of the Company are William J. Zures and Michael Smith.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Commissions receivable are considered to be fully collectible. Accordingly, no provision has been made in the financial statements for an allowance for doubtful accounts.

Commission revenue and related sales commissions which result from the sale of limited partnership or membership interests under private offerings are recorded as they are earned. Commission revenue and related sales commissions, which result from sales of insurance products and investments, are recorded on a settlement date basis, as reported by the clearing broker-dealer.

NOTE 3 - OTHER ASSETS

Other assets consists of the following:	2001	2000
Deposit with clearing broker	$ 6,745	$ 7,580
Prepaid rent	6,000	–
	$ 12,745	$ 7,580

NOTE 4 -INCOME TAXES

Effective January 1, 1994, the Company elected to be taxed as an S corporation. Accordingly, revenues and expenses are reported on the shareholders' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2001 and 2000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The following table summarizes the Company's earnings from the sale of limited partnership or membership interests under private offerings to entities in which The Zures Companies Financial and Insurance Services ("The Zures Companies"), solely owned by William Zures, has a limited partnership or membership interest. At the years ended December 31, 2001 and 2000, the commission revenue receivable from related entities is $0 and $0, respectively.

	2001	2000
21st Century Oil, LLC	$ 513,700	$ 50,000
Horizon Strategies, LLC	24,000	–
Acrylis, Inc.	–	67,700
E3mil, Inc.	–	43,400
Micra Partners, LLC	–	11,000
Oil Guard Environmental, Inc.	–	25,000
Commission revenue from related parties	$ 537,700	$ 197,100

During 2001 and 2000, the Company incurred $510,815 and $187,245, respectively, in sales commissions payable to William Zures related to this commission revenue from private offerings, of which $2,280 and $4,750 remains payable as of December 31, 2001 and 2000, respectively. During 2001 and 2000, the Company also paid $16,500 and $4,000, respectively, in management fees to The Zures Companies.

The Company leases property from a related party on a month-to-month basis. For both years ended December 31, 2000 and 1999, rent expense amounted to $6,000. As of December 31, 2001, the Company has prepaid its 2001 rent of $6,000.

NOTE 6 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2001 and 2000, the Company had net capital of $15,259 and $17,560, respectively. This was $10,259 and $12,560 in excess of its required net capital for 2001 and 2000, respectively. The Company's net capital ratio was 142% and 176% as of December 31, 2001 and 2000, respectively.

SUPPLEMENTARY INFORMATION

SANTA FE SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2001 and 2000

	2001	2000
Total assets	$ 46,561	$ 55,110
Total liabilities	21,787	30,850
Shareholders' equity	24,774	24,260
Less non-allowable assets:		
Subscription warrant	3,300	3,300
Prepaid rent	6,000	–
Receivables from representatives	215	3,400
Net capital	$ 15,259	$ 17,560

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2001	2000
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 10,259	$ 12,560
Aggregate indebtedness	$ 21,787	$ 30,850
Ratio of aggregate indebtedness to net capital	142%	176%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2001	2000
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 13,709	$ 20,960
Commissions receivable	15,328	–
Commissions payable	(13,778)	–
Receivables from representatives	–	3,400
Net capital, as adjusted	$ 15,259	$ 17,560

SANTA FE SECURITIES CORP.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2001 and 2000

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

SANTA FE SECURITIES CORP.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.



PANNELL
KERR
FORSTER

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Santa Fe Securities Corp.
Solana Beach, CA

In planning and performing our audit of the financial statements of Santa Fe Securities Corp. as of and for the year ended December 31, 2001, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Santa Fe Securities Corp. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 14, 2002.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
February 14, 2002

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation